OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

TransMontaigne, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89393410

(Cusip Number)

Thomas R. Denison - First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830, (203) 625-2520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89393410			Page 2 of 11 Pages

1.	Name of Reporting Person: First Reserve Corporation		I.R.S. Identification Nos. of above persons (entities only): 06-1210123

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,225,339

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,225,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,225,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.7%

14.	Type of Reporting Person (See Instructions): CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 89393410			Page 3 of 11 Pages

1.	Name of Reporting Person: First Reserve Fund VII, Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1457408

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 89393410			Page 4 of 11 Pages

1.	Name of Reporting Person: First Reserve Fund VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1507364

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,225,339

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,225,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,225,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.7%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 89393410			Page 5 of 11 Pages

1.	Name of Reporting Person: First Reserve GP VII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1520256

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 89393410			Page 6 of 11 Pages

1.	Name of Reporting Person: First Reserve GP VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1507318

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,225,339

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,225,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,225,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.7%

14.	Type of Reporting Person (See Instructions): PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 9 to the statement on Schedule 13D (as previously amended, the “Schedule 13D”), originally filed on June 4, 1996, is filed by First Reserve Fund VII, Limited Partnership (“Fund VII”), First Reserve GP VII, L.P. (“GP VII”), First Reserve Fund VIII, L.P. (“Fund VIII”), First Reserve GP VIII, L.P. (“GP VIII”), and First Reserve Corporation (“First Reserve,” and collectively, the “Reporting Persons”) and relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of TransMontaigne Inc., a Delaware corporation (the “Issuer”, the “Company” or “TransMontaigne”). That Schedule 13D is hereby amended as set forth below.

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended by adding the following:

     On January 25, 2005, Fund VII effected an in-kind, pro-rata distribution to its partners of 2,015,837 shares of Common Stock, which shares comprised all of Fund VII’s interests in the Issuer. GP VII distributed the shares of Common Stock it received from Fund VII in this distribution to its partners. First Reserve Corporation distributed the shares of Common Stock it received from GP VII to its shareholders.

Item 5. Interests in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of the date hereof, following the distribution of Common Stock by Fund VII to its partners and the related distribution of shares by GP VII and First Reserve, as described in Item 4, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below:

	NUMBER OF SHARES
	BENEFICIALLY		PERCENTAGE OF
REPORTING PARTY	OWNED		CLASS (2)
First Reserve Corporation (1)	3,225,339	(2)	7.7%
Fund VII (1)	0		0.0%
Fund VIII (1)	3,225,339	(2)	7.7%
GP VII (1)	0		0.0%
GP VIII (1)	3,225,339	(2)	7.7%

     (1) GP VII and GP VIII are the general partners of Fund VII and Fund VIII, respectively, and may be deemed to beneficially own the shares of Common Stock owned by Fund VII and Fund VIII. First Reserve, as the general partner of GP VII and GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by all Reporting Persons. Fund VII and GP VII each disclaim beneficial ownership of any shares of Common Stock not held by Fund VII; Fund VIII and GP VIII each disclaim beneficial ownership of any shares of Common Stock not held by Fund VIII.

     (2) The listed percentages for each Reporting Person are based on the 41,633,590 shares of Common Stock outstanding as of November 23, 2004, as represented by the Company in Exhibit 4.1 to its Report on Form 8-K, filed on November 30, 2004.

     (b) Each of Fund VII and Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII and GP VIII, in their roles as general partners of Fund VII and Fund VIII, respectively, and First Reserve, in its role as general partner of GP VII and GP VIII, share with each Fund the power to cause each Fund to dispose of or vote the shares of Common Stock beneficially held by such Fund.

     (c) On January 25, 2005, Fund VII effected an in-kind, pro-rata distribution to its partners of 2,015,837 shares of Common Stock, which shares comprised all of Fund VII’s interests in the Issuer. GP VII distributed the shares of Common Stock it received from Fund VII in this distribution to its partners. First Reserve Corporation distributed the shares of Common Stock it received from GP VII to its shareholders.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

     (e) On January 25, 2005, upon the effectiveness of the distributions listed in Item 4 and 5(c) of this Amendment, neither Fund VII or GP VII beneficially owned any shares of Common Stock.

Item 7. Exhibits.

     A. Joint Filing Agreement dated October 10, 2003 by and among each of the Reporting Persons, filed on October 10, 2003 as Exhibit C to Amendment No. 8 to Schedule 13 D and incorporated herein by reference as Exhibit A to this Amendment No. 9.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: January 26, 2005

FIRST RESERVE CORPORATION

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

By:	First Reserve GP VII, L.P., its General Partner
	By:	First Reserve Corporation, its General Partner

	By:	/s/ Thomas R. Denison

Name: Thomas R. Denison Title: Managing Director

FIRST RESERVE FUND VIII, L.P.

By:	First Reserve GP VIII, L.P., its General Partner
	By:	First Reserve Corporation, its General Partner

	By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE GP VII, L.P.

By:	First Reserve Corporation, its General Partner

	By:	/s/ Thomas R. Denison

Name: Thomas R. Denison Title: Managing Director

FIRST RESERVE GP VIII, L.P.

By:	First Reserve Corporation, its General Partner

	By:	/s/ Thomas R. Denison

Name: Thomas R. Denison Title: Managing Director

SCHEDULE 13D

EXHIBIT INDEX

EXHIBIT A	Joint Filing Agreement dated October 10, 2003 by and among each of the Reporting Persons, filed on October 10, 2003 as Exhibit C to Amendment No. 8 to Schedule 13 D and incorporated herein by reference as Exhibit A to this Amendment No. 9.